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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Salon Media Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
79549F108
(CUSIP Number)
Kenneth Bochat
Director of Compliance
W.R. Hambrecht + Co., LLC
539 Bryant Street, Suite 100
San Francisco, CA 94107
(415) 551-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: W.R. Hambrecht + Co., LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3289837

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		201,446

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		201,446

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	201,446

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.57%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD
(1) W.R. Hambrecht + Co., LLC (the “LLC”) owns 35,822 shares of Common Stock, 50 shares of Series A Preferred Stock (which is convertible into 101,624 shares of Common Stock), and 64 shares of Series C Preferred Stock (which is convertible into 64,000 shares of Common Stock).

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: W.R. Hambrecht + Co., Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3330806

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		361,946

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		361,946

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	361,946

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.23%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC
(2) W.R. Hambrecht + Co., Inc. (“WRH”), the sole member and holder of 100% of the equity interests in the LLC, directly owns 35,500 shares of Common Stock and 125 shares of Series C Preferred Stock (which is convertible into 125,000 shares of Common Stock).

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: William R. Hambrecht

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		9,025

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,408,047

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,025

WITH	10	SHARED DISPOSITIVE POWER:

		2,408,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,417,072(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	62.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(3) Mr. Hambrecht owns 9,025 shares of Common Stock. As of March 9, 2007, Mr. Hambrecht held 23.37% ownership interest in WRH. WRH is the sole member of, and holds 100% of the equity interests in, the LLC. WRH directly owns 125 shares of Series C Preferred Stock (convertible into 125,000 shares of Common Stock) plus 35,500 shares of Common Stock. The LLC owns 50 shares of Series A Preferred Stock (convertible into 101,624 shares of Common Stock) and 64 shares of Series C Preferred Stock (convertible into 64,000 shares of Common Stock). As a 23.37% owner of WRH, Mr. Hambrecht may be deemed to beneficially own the shares and warrants owned by WRH and the LLC; however, Mr. Hambrecht disclaims beneficial ownership of same, other than with respect to his pro rata pecuniary interest therein.
Additionally, Mr. Hambrecht may be deemed to beneficially own: (i) 20,782 shares of Common Stock, 127 shares of Series C Preferred Stock (which is convertible into 127,000 shares of Common Stock), 42 shares of Series D-1 Preferred Stock (which is convertible into 27,363 shares of Common Stock), and 21 shares of Series D-2 Preferred Stock (which is convertible into 11,621 shares of Common Stock), held by HAMCO Capital Corporation (“HAMCO”); (ii) 248,242 shares of Common Stock, 189 shares of Series C Preferred Stock (which is convertible into 189,000 shares of Common Stock), 125 shares of Series D-3 Preferred Stock (which is convertible into 61,705 shares of Common Stock), 167 shares of Series D-4 Preferred (which is convertible into 118,280 shares of Common Stock) and 26,696 warrants to purchase Common Stock, held by The Hambrecht 1980 Revocable Trust (the “The 1980 Trust”); (iii) 79,970 shares of Common Stock and 843 shares of Series C Preferred Stock (which is convertible into 843,000 shares of Common Stock) held by Ironstone Group, Inc. (“Ironstone”); and (iv) 32,005 shares of Common Stock, 75 shares of Series A Preferred Stock (which is convertible into 152,437 shares of Common Stock) and 108 shares of Series C Preferred Stock (which is convertible into 108,000 shares of Common Stock), held by the Sarah and William Hambrecht Foundation (the “Foundation”). Mr. Hambrecht disclaims beneficial ownership of the foregoing, other than with respect to his pro rata pecuniary interest therein.

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: The Hambrecht 1980 Revocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		643,923

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		643,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	643,923

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.57%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(4) The 1980 Trust owns 248,242 shares of Common Stock, 189 shares of Series C Preferred Stock (which is convertible into 189,000 shares of Common Stock), 125 shares of Series D-3 Preferred Stock (which is convertible into 61,705 shares of Common Stock), 167 shares of Series D-4 Preferred (which is convertible into 118,280 shares of Common Stock) and 26,696 warrants to purchase Common Stock.

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: The Sarah & William Hambrecht Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		292,442

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		292,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	292,442(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(5) The Foundation owns 32,005 shares of Common Stock, 75 shares of Series A Preferred Stock (which is convertible into 152,437 shares of Common Stock) and 108 shares of Series C Preferred Stock (which is convertible into 108,000 shares of Common Stock).

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: HAMCO Capital Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		186,766

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		186,766

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	186,766(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(6) HAMCO owns 20,782 shares of Common Stock, 127 shares of Series C Preferred Stock (which is convertible into 127,000 shares of Common Stock), 42 shares of Series D-1 Preferred Stock (which is convertible into 27,363 shares of Common Stock), and 21 shares of Series D-2 Preferred Stock (which is convertible into 11,621 shares of Common Stock).

CUSIP No.	79549F108

1	NAMES OF REPORTING PERSONS: Ironstone Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		922,970

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		922,970

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	922,970(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(7) Ironstone owns 79,970 shares of Common Stock and 843 shares of Series C Preferred Stock (which is convertible into 843,000 shares of Common Stock).

Statement on Schedule 13D
Amendment No. 2
     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed with the Securities and Exchange Commission (“SEC”) by W.R. Hambrecht + Co., LLC (the “LLC”), W.R. Hambrecht + Co., Inc. (“WRH”), William R. Hambrecht (“Mr. Hambrecht”), The Hambrecht 1980 Revocable Trust (“The 1980 Trust”), The Sarah & William Hambrecht Foundation (“The Hambrecht Foundation”), HAMCO Capital Corporation (“HAMCO”), and Ironstone Group, Inc. (“Ironstone”) (collectively “the Hambrecht entities”) with respect to the beneficial ownership by the LLC, WRH, Mr. Hambrecht, The 1980 Trust, The Hambrecht Foundation, HAMCO, and Ironstone of shares of common stock, $.001 par value per share (“Common Stock”), of Salon Media Group, Inc., a Delaware corporation (“Issuer”). This Amendment No. 2 amends the Schedule 13D filed with the SEC by the LLC, WRH and Mr. Hambrecht on February 20, 2004, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC by the LLC, WRH, Mr. Hambrecht, The 1980 Trust, The Hambrecht Foundation, HAMCO, and Ironstone on November 9, 2006. This Amendment No. 2 is being filed to reflect the following:
(a) The 1980 Trust’s
(i)	purchase of 144,061 shares of Common Stock on November 30, 2006;

(ii)	sale of 146 shares of Series D-1 Preferred Stock on November 30, 2006; and

(iii)	sale of 188 shares of Series D-2 Preferred Stock on November 30, 2006.
(b) On November 14, 2006, the Board of Directors of the Issuer approved a reverse stock split of the Issuer’s authorized and outstanding shares of common stock at a ratio of 20:1. The reverse split was effective November 15, 2006. Nasdaq reporting reflected this split beginning November 30, 2006 when the Nasdaq symbol for the Issuer changed from SALN.OB to SLNM.OB.
(c) WRH’s exercise of 15,000 warrants on February 7, 2007 pursuant to a cashless exercise (“February 2007 Exercise”).
(d) The transfer of 8,322 shares of Common Stock (issued to WRH pursuant to the February 2007 Exercise) by WRH to the LLC.
     To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the Hambrecht entities.
Item 1. Security and Issuer.

     This Amendment No. 2 relates to shares of the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 101 Spear Street, Suite 203, San Francisco, CA 94105.
Item 2. Identity and Background.
     This Schedule 13D is being filed jointly by the Hambrecht entities.
(a) Schedule I sets forth the following information for each executive officer and director of WRH: name, principal business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted, and citizenship.
No Hambrecht entity (other than WRH) has had any changes regarding information on executive officers and directors since Amendment No. 1.
(b)	No Hambrecht entity has had an address change since Amendment No. 1.

(c)	No Hambrecht entity has had any changes in the present principal occupation nor employment nor the name, principal business and address of any corporation or other organization in which such employment is conducted since Amendment No. 1.

(d)	During the past five years, none of the Hambrecht entities, nor, to the best knowledge of any such parties, any person listed on Schedule I, or Schedule II or Schedule III to Amendment No. 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Hambrecht entities, nor, to the best knowledge of any such parties, any person listed on Schedule I, or Schedule II or Schedule III to Amendment No. 1, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	No Hambrecht entity has had a change in citizenship since Amendment No. 1.
Item 3. Source and Amount of Funds or Other Consideration.
The source of the funds for the purchases of securities described in this Amendment No. 2 was working capital partly paid in cash and partly borrowed on margin, for actions taken by the Trust. The February 2007 Exercise was a cashless exercise.
Item 4. Purpose of Transaction.

The acquisitions and exercise of the securities were made as long-term investments for each of the Hambrecht entities that did purchase them and/or participate in the exercise and conversion to Common Stock. The shares were sold to provide more liquidity for the Hambrecht entities that did sell the shares.
Except as noted below, none of the Hambrecht entities has any present plans or proposals that relate to or would result in or cause:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.
     The reporting persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.
Item 5. Interest in Securities of the Issuer.

(a)	According to the Issuer’s quarterly report on Form 10-Q filed with the SEC on February 13, 2007, there were 1,939,572 shares of Common Stock outstanding as of February 12, 2007.
(i)	Mr. Hambrecht has an aggregate beneficial ownership of 2,417,072 shares, representing 62.05% of the Common Stock outstanding as of May 9, 2007. The foregoing includes: (a) 248,242 shares of Common Stock held by The 1980 Trust, 368,985 shares of Common Stock issuable upon conversion of Preferred Stock held by The 1980 Trust, and 26,696 shares of Common Stock issuable upon exercise of warrants held by The 1980 Trust; (b) 35,822 shares held by the LLC and 165,624 shares of Common Stock issuable upon conversion of Preferred Stock held by the LLC; (c) 35,500 shares of Common Stock held by WRH and 125,000 shares of Common Stock issuable upon conversion of Preferred Stock held by WRH; (d) 32,005 shares of Common Stock held by the Foundation and 260,437 shares of Common Stock issuable upon conversion of Preferred Stock held by the Foundation; (e) 20,782 shares of Common Stock held by HAMCO and 165,984 shares of Common Stock issuable upon conversion of Preferred Stock held by HAMCO; (f) 79,970 shares of Common Stock held by Ironstone and 843,000 shares of Common Stock issuable upon conversion of Preferred Stock held by Ironstone.

(ii)	The LLC has an aggregate beneficial ownership of 201,446 shares of Common Stock, representing 9.57% of the Common Stock outstanding as of May 9, 2007. The foregoing includes 165,624 shares of Common Stock issuable upon conversion of Preferred Stock held by the LLC and 35,822 shares of Common Stock.

(iii)	WRH has an aggregate beneficial ownership of 361,946 shares of Common Stock, representing 16.23% of the Common Stock outstanding as of May 9, 2007. The foregoing includes (a) 125,000 shares of Common Stock issuable upon conversion of Preferred Stock held by WRH,and 35,500 shares of Common Stock; and (b) 35,822 shares of Common Stock held by the LLC and 165,624 shares of Common Stock issuable upon conversion of Preferred Stock held by the LLC.

(iv)	The 1980 Trust has an aggregate beneficial ownership of 643,923 shares of Common Stock, representing 27.57% of the Common Stock outstanding as of May 9, 2007. The foregoing includes 368,985 shares of Common Stock issuable upon conversion of Preferred Stock held by The 1980 Trust; 248,242 shares of Common Stock and 26,696 shares of Common Stock issuable upon exercise of warrants held by The 1980 Trust.

(v)	The Foundation has an aggregate beneficial ownership of 292,442 shares of Common Stock, representing 13.29% of the Common Stock outstanding as of May 9, 2007. The foregoing includes 260,437 shares of Common Stock issuable upon conversion of Preferred Stock held by the Foundation and 32,005 shares of Common Stock.

(vi)	HAMCO has an aggregate beneficial ownership of 186,766 shares of Common Stock, representing 8.87% of the Common Stock outstanding as of May 9, 2007. The foregoing includes 165,984 shares of Common Stock issuable upon conversion of Preferred Stock held by HAMCO and 20,782 shares of Common Stock.

(vii)	Ironstone has an aggregate beneficial ownership of 922,970 shares of Common Stock, representing 33.17% of the Common Stock outstanding as of May 9, 2007. The foregoing includes 843,000 shares of Common Stock issuable upon conversion of Preferred Stock held by Ironstone and 79,970 shares of Common Stock.
(b)	Mr. Hambrecht has sole voting power of 9,025 shares of Common Stock, shared voting power of 2,408,047 shares of Common Stock, sole dispositive power of 9,025 shares of Common Stock, and shared dispositive power of 2,408,047 shares of Common Stock.

The LLC has shared voting power and shared dispositive power of 201,446 shares of Common Stock.

WRH has shared voting power and shared dispositive power of 361,946 shares of Common Stock.

The 1980 Trust shared voting power and shared dispositive power of 643,923 shares of Common Stock.

The Foundation has sole voting power and sole dispositive power of 292,442 shares of Common Stock.

HAMCO has shared voting power and shared dispositive power of 186,766 shares of Common Stock.

Ironstone has shared voting power and shared dispositive power of 922,970 shares of Common Stock.

(c)	None of the Hambrecht entities, nor, to the best knowledge of any such parties, any person listed on Schedule I, or Schedule II or Schedule III to Amendment No. 1 has effected a transaction with respect to Issuer’s Common Stock during the past sixty days.

(d)	Except as set forth in this Amendment No. 2 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.
     Schedule I: Officers and Directors of W.R. Hambrecht + Co., Inc.
     Joint Filing Agreement is attached as Exhibit A to Amendment No. 1.

SIGNATURE
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this Amendment No.2 is filed on behalf of each of us.

June 11, 2007

(Date)

/s/ W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht
Its: President

/s/ W.R. Hambrecht + Co. , LLC

By: William R. Hambrecht
Its: President

/s/ William R. Hambrecht

William R. Hambrecht

/s/ The Hambrecht 1980 Revocable Trust

By: William R. Hambrecht
Its: Trustor

/s/ The Sarah & William Hambrecht Foundation

By: Anna-Marie Schweizer
Its: CFO

/s/ HAMCO Capital Corporation

By: William R. Hambrecht
Its: President

/s/ Ironstone Group, Inc.

By: Robert Hambrecht
Its: CEO

SCHEDULE I
Executive Officers and Directors of W.R. Hambrecht + Co., Inc.

Officers:

William R. Hambrecht	Chairman of the Board, President, and
Co-Chief Executive Officer
Barclay (Clay) Corbus	Co-Chief Executive Officer
Jonathan Fayman	Chief Financial Officer
Harrison S. Clay	General Counsel and Secretary
Directors*:
Thomas Peterffy
CEO
Interactive Brokers LLC
2 Pickwick Plaza, 1st floor
Greenwich, CT 06830
Kevin M. Fischer
Interactive Brokers LLC
2 Pickwick Plaza, 1st floor
Greenwich, CT 06830
John Remondi
Managing Director
Fidelity Investments (investment management)
82 Devonshire
Boston, MA 02109-3614
William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022
Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA 02163
William R. Hambrecht

Chairman and Co-Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Barclay (Clay) Corbus
Co-Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
Douglas Atkin
Director
c/o W.R. Hambrecht + Co., Inc.
539 Bryant Street, Suite 100
San Francisco, CA 94107
John Fay
Executive Vice President & CFO of Instinet Corporation
c/o II Portfolio Holdings LLC
3 Times Square, 10th Floor
New York, N.Y. 10036
Nicholas Donatiello
ePartners limited
c/o Odyssey
550 15th Street, 2nd Floor
San Francisco, CA 94103

*	The business address of each of the directors is also the business address of such director’s employer